December 27, 2017

VIA EDGAR AND OVERNIGHT COURIER

Scott Anderegg
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Azure Power Global Limited Registration Statement on Form F-3 Filed December 20, 2017 CIK No. 0001633438

Dear Mr. Anderegg:

We, Azure Power Global Limited, a foreign private issuer organized under the laws of Mauritius (the “Company”), are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth our response to the verbal comment (the “Verbal Comment”) made by the Staff on December 27, 2017 in connection with our registration statement on Form F-3 filed on December 20, 2017 (the “F-3”). The Verbal Comment is repeated below in bold, and is followed by our response.

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Securities and Exchange Commission
December 27, 2017

1.	We note that pursuant to the F-3 form requirement, for the Company to be primarily eligible to use form F-3 to offer securities on its own, its voting and non-voting equity shares held by non-affiliates (the “public float”) needs to be at least US$75 million. Please tell us how the Company’s public float meets this requirement.

The Company respectfully advises the Staff that the aggregate number of the Company’s equity shares held by non-affiliate shareholders as of the date of the F-3 filing was 24,337,105, and the Company’s public float as of the same date was US$311.0 million (using US$12.78 per share, the closing price of the Company’s equity shares listed on the New York Stock Exchange on December 19).

The calculation of the Company’s voting and non-voting equity shares held by non-affiliates is as follows:

(1) Affiliates

The Company notes that Rule 405 of the Securities Act of 1933, as amended, an “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

The following table sets forth details of the Company’s shareholders that are considered as “affiliates” of the Company as of the date of the F-3 filing. The 1,647,952 equity shares of the Company held by these shareholders as of the date of the F-3 filing are therefore excluded from the calculation of the Public Float.

Name of shareholder[1]	Why it is considered an “affiliate”		Number of equity shares
IW Green LLC	●	IW Green LLC’s sole shareholder is Mr. Inderpreet S. Wadhwa, who is the chairman of the board of directors and CEO of the Company	1,647,952
Total			1,647,952

1 For the avoidance of doubt, none of the Company’s directors and executive officers held any outstanding equity shares of the Company as of the date of the F-3 filing.

Securities and Exchange Commission
December 27, 2017

(2)	Non-affiliates

The Company considers all the remaining shareholders of the Company, holding an aggregate number of 24,337,105 equity shares as of the date of the F-3 filing, as non-affiliates. As a result, the Company’s public float as of the same date was US$311.0 million. The following table sets forth details of the Company’s shareholders that are considered as “non-affiliates” of the Company as of the date of the F-3 filing.

Name of shareholder	Why it is considered a “non-affiliate”		Number of equity shares
Helion Venture Partners II	●	Helion Venture Partners II is a pre-IPO shareholder and has had no involvement in the Company’s business operations since the IPO. All preferential rights of this shareholder was terminated and the rights of this shareholder are the same as those of the Company’s public investors; and	3,426,172
	●	The director nominated by Helion Venture Partners II prior to the Company’s IPO, Mr. Sanjeev Aggarwal, was determined as an independent director of the Company under NYSE listing rules by the Company, as disclosed on page 139 of the Final Prospectus and page 89 of the 20-F, which demonstrates that the shareholder has no material relationship with the Company. In addition, pursuant to the Company’s constitution, Mr. Aggarwal is subject to re-election by rotation same as the other directors of the Company’s board of directors.
IFC GIF Investment Company I	●	IFC GIF Investment Company I is a pre-IPO shareholder and has had no involvement in the Company’s business operations since the IPO. All preferential rights of this shareholder was terminated and the rights of this shareholder are the same as those of the Company’s public investors.	5,189,452
	●	The director nominated by IFC GIF Investment Company I prior to the Company’s IPO, Mr. Barney S. Rush, was determined as an independent director of the Company under NYSE listing rules by the Company, as disclosed on page 139 of the Final Prospectus and page 89 of the 20-F, which demonstrates that the shareholder has no material relationship with the Company. In addition, pursuant to the Company’s constitution, Mr. Rush is subject to re-election by rotation same as the other directors of the Company’s board of directors.
International Finance Corporation	●	International Finance Corporate is a pre-IPO shareholder and has had no involvement in the Company’s business operations since the IPO. All preferential rights of this shareholder was terminated and the rights of this shareholder are the same as those of the Company’s public investors.	2,665,251
CDPQ Infrastructures Asia Pte Ltd.	●	CDPQ Infrastructures Asia Pte Ltd. is a concurrent private placement at the time of IPO. It has had no involvement in the Company’s business operations. The rights of this shareholder are the same as those of the Company’s public investors.	5,250,226
	●	The director nominated by CDPQ Infrastructures Asia Pte Ltd, Mr. Cyril Cabanes, was determined as an independent director of the Company under NYSE listing rules by the Company, as disclosed on page 139 of the Final Prospectus and page 89 of the 20-F, which demonstrates that the shareholder has no material relationship with the Company. In addition, pursuant to the Company’s constitution, Mr. Cabanes is subject to re-election by rotation same as the other directors of the Company’s board of directors.
Foundation Capital VI, LP and Foundation Capital VI Principals Fund LLC	●	These shares were transferred from FC VI India Ventures (Mauritius) Ltd., a pre-IPO shareholder of the Company, in May 2017. Neither Foundation Capital VI, LP nor Foundation Capital VI Principals Fund LLC has had any involvement in the Company’s business operations. Neither Foundation Capital VI, LP nor Foundation Capital VI Principals Fund LLC has any preferential rights, and their shareholder rights are the same as those of the Company’s public investors; and	3,464,089
	●	Neither Foundation Capital VI, LP nor Foundation Capital VI Principals Fund LLC has any board membership.
All remaining shareholders of the Company	These shareholders are either public investors or pre-IPO shareholders holding less than 5% of the Company’s outstanding equity shares. These shareholders have no preferential rights, no involvement in the Company’s business operations and do not otherwise have any direct/indirect control by or over the Company.		4,341,915
Total			24,337,105

Securities and Exchange Commission
December 27, 2017

Based on the foregoing, the Company respectfully advises the Staff that its public float meets the Form F-3 requirement.

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Securities and Exchange Commission
December 27, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +91 9811 200 374 or via e-mail at sushil.bhagat@azurepower.com.

Very truly yours,

AZURE POWER GLOBAL LIMITED

By:	/s/ Sushil Bhagat
Name :	Sushil Bhagat
Title :	Chief Financial Officer

cc:	Inderpreet Singh Wadhwa, Chairman of the Board of Directors and Chief Executive Officer, Azure Power Global Limited
Sushil Bhagat, Chief Financial Officer, Azure Power Global Limited
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP